
loop
Loop has over $2,000,000 in sales and is backed by
RESOLUTE VENTURES
MOAI CAPITAL
WISDOM
Jason Calacanis
Gokul Rajaram

INVEST IN **LOOP**

The easiest, most trusted way to connect families. 100% private family photo-sharing network

joinloop.com San Francisco CA

Featured Investors

Investors include

Thomas Vorisek | Jason Calacanis | Resolute Ventures | Gokul Rajaram | Tim Kendall



Thomas Vorisek

Syndicate Lead

Follow

I tend to invest in companies that are riding some technology wave for growth, and who have network effects for defensibility.

The obvious wave Loop is riding is the trend towards privacy. The whole social market is getting disrupted and moving towards a privacy centric vision, creating a massive opportunity.

I also like their focus. They are laser focused on family. But everyone has

Read More

Invested $5,000 this round & $10,000 previously

Highlights

1 📈 $2M+ revenue to date

1. 📈 $2M+ revenue to date.

2. 📸 4 million photos and videos shared through the Loop app.

3. 🦄 Backed by Silicon Valley's Elite: Jason Calacanis; former President of Pinterest; COO at Discord.

4. 💰 Venture Backed: Resolute Ventures, Moai Capital, Wisdom, Launch Fund

5. 💪 CEO built a $100M business at Maxim Integrated;

6. 🤓 CTO was the engineering lead at Zynga's Words With Friends.

Our Team



Brian Gannon Founder & CEO

Built a $100M business at Maxim Integrated. MBA from MIT. BS in Electrical Engineering, Stanford

> I have young children and though I wanted to keep my family up to date with their lives, I didn't want to post pictures of them on Facebook and other social networks. We were relegated to using a text message chain which was OK, but there were some people on Android and some on iOS and most of the pictures got lost in the shuffle and some people were left 'out of the loop'. We studied the problem and discovered that it takes more than just an app to keep everyone in every age group connected. So we built Loop - a private photo sharing app and a magical digital frame that makes it super easy to share pictures and memories with your family safely and securely.



Sital Mistry Co-Founder

Prior to co-founding Loop, Sital was the software engineering lead for Zynga's hit product Words with Friends - one of the most popular mobile word game in history, leading iOS, Android and Web development teams. University of California Berkeley.

Pitch

loop

Over $2,000,000 in Lifetime Sales

Backed by Silicon Valley's Elite with $9,000,000+ in Funding

RESOLUTE VENTURES



Jason Calacanis

MOAI CAPITAL

Pinterest



Gokul Rajaram
Board member of Pinterest and Coinbase.

Discord



Liz Hamren
COO of Discord.

ring



Steve Russell
Investor and board member of Ring Doorbell.

Americans Have Become More Isolated From Relatives





This trend has been happening since the start of the Industrial revolution and Modern era



Frequency of visits
Daily
Weekly
Biweekly
Monthly
1,800
1,900
2,000

Covid lockdowns have now accelerated this to many relatives never seeing each other



Frequency of visits
Daily
Weekly
Biweekly
Monthly
2,019
2,020
2,021

Tools have been created in an attempt to reconnect us

But families remain unable to effectively share memories





Privacy concerns around sharing



Not everyone in the family can easily use



Technology keeps changing

What most families end up with this



With A Lack of Privacy


9:41
THE WALL STREET JOURNAL
Snapchat Says Third-Party Apps to Blame for Any Hack of User
'Every Parent's Nightmare': TikTok Is a Venue for Child
Your Instagram Photos Are

Photos

Source: NBCnews

Sexual Exploitation

Source: The Wall Street Journal

Leaking

Source: PCMag

Our Mission to Reunite The American Family

We at Loop believe that shared memories are critical to reuniting the family

Our technology makes it easy to store and share memories with your family


loop

Turning your Family Memory Album

From This



To this totally private environment



How it Works

Step 1 Family members download app or install the loop frame.



Step 2 Family members beam photos, videos and other memories using their existing preferred method like texting.



*Email, Google Integration, and Instagram features are in development.

Step 3 Photos and video memories appear across all family members digital frames, phones and other platforms like smart tv's*





*Smart TV sharing is in development.



What the press is saying about Loop.

TIME

- **Top 9 gadgets ar CES**
- Loop is bringing modern tech to life in an old-school way
- A gorgeous high-definition display, Loop connects to online photo services via Wi-Fi, streaming your favorite pictures wherever you are

Forbes

- **Loop makes a new argument for the connected home display**
- The Loop is bigger, more connected and does a lot more
- Loop looks like it was born in the right era

PCMAG.COM

- **This retro-looking personal display has a few modern surprises**
- The Loop is a spiffy, hi-def smart frame with a surprising amount of useful features, and it's easy to load up photos and video
- It's easy to send a photo to the Loop with a phone

TechCrunch

- **Loop is a bit like a hyper-personal social network aimed at keeping your parents and grandparents in the Loop**

MOTHERLY


• My parents miss their grandkids so much-so we gave them this when i first saw the Loop, i knew it was right for our family
• Those in-between moments that i might not want to share on social media?

Step 4 Photos and comments remain "in the family" and are guaranteed always 100% private or your money back.



Our Technology

We've developed the easiest method for sharing memories privately by developing a platform that is able to accept photos and videos from multiple easy to use sources then display it across phones and devices.





It’s the only solution that enables families to both share and view memories how they want to

A look at Loop in comparison to other services.


Easily share using existing methods
Requires another login, a smart phone, and help getting setup
Easy for grandparents to view memories
Requires proprietary app

We’re in the Memories Business

We sell digital frames to display memories and a

subscription for storing memories.

DTC

50% GM

We sell the Loop frame for $159 online "Direct to Consumer"

Subscription

90% GM

We offer customers $3/month or $30/year for online backup and to unlock features

We have over 35,000 Users



"Fantastic way to keep in touch"

"Absolutely fantastic way to keep in touch with family, especially grandkids, who live many miles away."

- Nanie & Papa



"Soooo easy!"

"This frame is ridiculously easy to set up and use, for the whole family!

- Monika S.



"We Love It!"

"We love the Loop for ourselves and for our parents.

- Dharma N.

Over $2,000,000 in Lifetime Sales and Growing


$
Sales
Cumulative
$1,300,324
$770,496


$225,588
2,020
2,021
2,022

With profitable unit economics

We generate $5 in revenue for every $1 spent

Contribution on average order

	Current	Long Term (+12mo)
Ave Order Value	$221	300
Units/Order	1.4	2.0
Cost/Order	$115	124
Gross Profit	$106	176
CAC	$45	40
Contribution Margin	$61	136

And the growth is naturally viral because Loop is better with the whole family


2 They download the app
4 All they download the app to setup
1 Customers buy Loop Hardware
3 Invite other family members


Each new customer acquired with frame **leads to 5 new users** on average

Our passion for uniting families is because We Created Loop for Our Families First



Brian Gannon

CEO/Head of Business

Prior to co-founding Loop, Brian was the General Manager of a $100M product line at Maxim Integrated that developed advanced video processing technology. Brian holds an electrical Engineering BSEE degree and an MBA from Massachusetts Institute of Technology (MIT) Sloan. Trained in management consulting at the Boston Consulting Group.



Sital Mistry

CTO/Head of Software Development

Prior to co-founding Loop, Sital was the software engineering lead for Zynga's hit product Words with Friends - one of the most popular mobile word game in history, leading iOS, Android and Web development teams. University of California Berkeley.

Our Mission To Reunite The American Family Has Inspired Some of the World's Most Elite Investors

Pinterest



Gokul Rajaram

Board of Director of Pinterest and Coinbase.

Gokul Rajaram is part of the Board of Directors and a member of its Nominating

Discord



Liz Hamren

COO of Discord. Formerly CVP Xbox.

Liz Hamren joined Discord in 2021. She was Corporate Vice President, Xbox

ring



Steve Russell

Early investor and board member of Ring Doorbell.

Steve is CEO and Founder of Prism Skylabs.

and Corporate Governance Committee of Pinterest. Gokul currently serves on the executive team at DoorDash, where he leads Caviar, a premium food ordering service.

Product and Engineering at Microsoft, and Head of Global Marketing and Sales at Oculus VR.

the global leader in visually understanding and optimizing offline commerce. Prior to Prism Skylabs, Steve served as the CEO and Chairman of 3VR, the world's leading video intelligence company.

Pinterest



Tim Kendall

Former President of Pinterest.

Kendall is the former President of Pinterest, Facebook's former Director of Monetization, and is currently the CEO of an app called Moment, which helps people limit their screen time.

accenture



Paul Daugherty

CTO of Accenture.

Besides his CTO role, Paul is responsible for Accenture's technology strategy, and R&D in Accenture Labs and leveraging emerging technologies. Paul also served as chairman of the board of Avanade, the leading provider of Microsoft technology services.



Jason Calacanis

Angel investor, author, podcaster, and blogger who has made millions of dollars investing in groundbreaking startups.

RESOLUTE VENTURES

Resolute is focused on finding extraordinary entrepreneurs and helping them succeed over the course of their career. Founders: Michael Hirshland & Raanan Bar-Cohen.

MOAI CAPITAL

Moai Capital is a Silicon Valley seed capital firm, founded and managed by Brian Jacobs. We focus on entrepreneurs who are maniacally driven by a business opportunity.

WISDOM

Wisdom invest alongside their Limited Partners. They ensure their companies getting the best advice and counsel from mentors who already succeeded in building, operating, selling and acquiring companies. Their average venture fund underperforms the S&P 500 index.

This is just the beginning of our uniting families by making memories easy to share and view

Loop Devices

- Frame

Loop View Methods

- Mobile iPhone
- Smart TV
- Computer
- 3D Party Digital Frames
- In Car

Loop Services

- Memory Backup
- Physical Scrapbok By AI
- AI Photo Enhacement
- Physical Photo Albums
- Holiday and Special Ocassion Cards

Our 10-10-10 Plan

$10/Month Per User

10 Million Users

Out of 123 million households in the US alone

10 Years From Now

Over $1,000,000,000/year in Revenue

Join US and Other Elite Investors In Our Mission to Unite the American Family Once Again

Loop disclosure in compliance with Section 17-B of the Securities Act

Benzinga has been compensated by Loop. The rate paid by the issuer for this content through Benzinga costs $7,500 for Lead Generation Content.